MDSI

Experience. The Mobile Workforce Advantage.™



MDSI Mobile Data Solutions Inc. is the leading provider of mobile workforce management solutions. MDSI's Advantex software improves customer service and reduces operating costs by empowering companies to optimally manage their field resources.



MDSI's products are used by utility, communications and field service companies all over the world, and can support customers with anywhere from 50 to tens of thousands of workers in the field.

Advantex

Advantex® helps MDSI's customers provide better customer service more efficiently. The solution automates field service activities, provides dispatchers and supervisors with current information to effectively monitor and manage field operations, and empowers field workers to get the job done right the first time.

Advantex automatically schedules work orders and wirelessly dispatches them to the best available mobile worker. Field workers use the solution to process their work, provide status updates, complete orders and communicate results wirelessly in real-time. Advantex is a packaged solution that is simple for MDSI, customers or systems integrators to configure and deploy. The solution can operate over virtually any wireless network and with virtually any mobile device.

Nasdaq: MDSI
TSX: MMD

- Worldwide leader in mobile workforce management
- Serves utility, communications and other field service markets
- Approximately 105 customers
- Approximately 85,000 mobile users under license
- Approximately 325 employees
- Founded in 1993

Financial Highlights ($US)

Q1 2005

- Revenue: $11.7 million
- Earnings per fully diluted share: $0.04

Balance Sheet

- $20.7 million in cash ($2.40/share) at Mar. 31/05
- Grown cash balance for nine consecutive quarters
- No long term debt

Average shares outstanding: 8.6 million at Mar. 31/05

Fiscal year-end: December 31

Recent Customer Contract Announcements

- March 2005: NSTAR, BGE Home
- February 2005: Xcel Energy
- December 2004: 8th largest US local exchange telephone company
- October 2004: Telkom South Africa contract extension, Colorado Springs, Atco Gas
- September 2004: Conectiv Power Delivery, Atmos Energy

Investor Relations

Rick Wadsworth, Director, Investor Relations
Tel: 519 729 7998
E-mail: rwadsworth@mdsi.ca

MDSI Experience. The Mobile Workforce Advantage.™



A Letter to MDSI Shareholders

from Erik Dysthe

President, Chief Executive Officer and Chairman

MDSI Mobile Data Solutions Inc.

To MDSI Shareholders:

Enclosed you will find MDSI's materials for our Annual General Meeting. I'm taking this opportunity to bring you up to date on recent corporate developments and our strategy for 2005. Also, attached to this letter is a brief overview of the company today.

In 2005, MDSI is embarking on some exciting initiatives aimed to increase the number of potential users of MDSI's products, increase penetration of existing markets, enter new markets, and establish new sales channels for MDSI's products.

Improving Financial Results

We entered this year with great momentum from 2004—our financial results had improved in all respects over 2003. Our revenue increased to $49.9 million (2003: $47.4 million), gross margin grew to 56% (2003: 51%), and net income was up to $507,000 (2003: loss of $3.6 million), even though we incurred approximately $4 million in operating costs that we wouldn't typically expect to incur every year.

In the first quarter of 2005, MDSI continued to be profitable. We recognized $11.7 million in revenue and earned $345,000, or $0.04 per fully diluted share. These results exceeded our forecast for the period.

With good opportunities on the horizon, a leaner cost structure in place (thanks to changes we made in Q3 2004) and fewer "unusual" operating expenses expected, I believe that MDSI can grow profits in 2005 and beyond. Here are some of the strategies that will help us achieve that goal.

Growing Opportunities by Growing the Product

To date, MDSI's Advantex product has primarily focused on managing our customers' mobile customer service technicians involved in short-term work, such as service installations, repairs and emergencies. But that's only half the opportunity in our markets. Roughly fifty percent of technicians in the utility and communications (telecommunications and broadband) markets combined are involved in more complex work, such as constructing, maintaining or inspecting their network infrastructure. In 2005, we will add functionality to Advantex to handle this work, and in so doing double our market opportunity. We expect to achieve this goal through product development, potential acquisitions and partnering.

Delivering Advantex in a Box

In February 2005, MDSI announced the release of Advantex version r7.7, or "Advantex in a Box", the industry's first "off-the-shelf" enterprise workforce management solution.



Advantex in a Box includes all executables, tools, training, and documentation customers need to install, configure, deploy, and support the system themselves. By allowing customers to manage their own deployment, we can significantly enhance their return on investment and lower their total cost of ownership. For MDSI, we expect Advantex in a Box to help us close sales faster, improve our gross margin and work more effectively with partners to help us generate more business.

Expanding in Europe and Asia

Europe and Asia Pacific hold some of the biggest near-term opportunities for MDSI. In Europe during 2005, we are adding sales and customer support personnel to accelerate growth and ensure that our customer base in the region remains fully satisfied. We will also build systems integrator and value added reseller (VAR) channels in Europe.

In 2005, for the first time MDSI will also enter the Asia Pacific market with a focused marketing effort. We have good customers in Australia and the Philippines, however we have not put any integrated effort into developing this geographic market. We will start the process by building VAR channels with local partners who understand the area and have strong relationships already in place.

"Tier 1" Opportunities

In 2004 Telkom South Africa, MDSI's largest customer with almost 13,000 mobile users, became a reference account for MDSI, as did National Grid Transco, our largest utility customer, with approximately 9,000 mobile users. With these successes, MDSI is now a proven solutions provider for customers in the top tier of our markets. Throughout 2005 and beyond, we will aggressively pursue additional "Tier 1" prospects globally, some of which are three times larger than Telkom South Africa. When we meet with more success, the result will completely change the growth possibilities for MDSI.

Continuing Customer Migration to Advantex r7

We also expect MDSI's "blue chip" customer base to continue to be an ongoing source of growth. For example, approximately 55% to 60% of MDSI's customers are running earlier product versions. We expect to see continued conversion of these accounts to Advantex r7 throughout 2005. We also expect more customers to move into the maintenance and support stream during the year, adding to that predictable revenue base.

Market Drivers

Throughout 2005, we expect business trends in our markets to continue to help MDSI sell its solutions. First, after some difficult years, the communications markets are recovering, and they are coming back more competitive than ever. That said, in the United States MDSI may find it difficult to get the attention of some of the larger telecommunications firms that are focused on merger discussions. We also expect factors such as increased competition, regulated rates of return, aging assets and aging field workforces to motivate utilities to more seriously look to MDSI's solutions to help them increase efficiency and customer service.

As you can see, we have a great deal on our plate for 2005. We are already making great progress. On behalf of MDSI's management team and everyone at MDSI, we look forward to providing you, our shareholders, with results that demonstrate our success in attaining those goals.
Thank you for your continued support.

MDSI

Thanks to demonstrable benefits, MDSI's solutions offer a strong return on investment; customers typically achieve payback within eighteen months – some in as few as six.

National Telco: TeleDanmark		
Tasks per Technician per Day	4	7.1
Dispatchers	267	70
Field Service Control Centres	17	9
Supervisor: Techs	1:12	1:37



Blue Chip Customers Worldwide

MDSI has sold its solutions to approximately 105 customers worldwide, comprising approximately 85,000 user licenses. MDSI is the global leader in mobile workforce management.

Sample Customers		
Utility	Telco	Broadband
· CenterPoint Energy	· Belgacom (Belgium)	· Cox Communications
· Consumers Energy	· Eircom (Ireland)	· Rogers Cable
· Keyspan Energy	· TDC Solutions (Denmark)	· SureWest
· National Grid Transco (UK)	· Telkom South Africa	· Time Warner
· Pacific Gas & Electric	· TXU Communications	· Videotron

Large Market Opportunity

There are almost 2,000,000 mobile workers* worldwide in MDSI's core utility and communications markets, split approximately evenly between North America, Western Europe and the rest of the world. MDSI believes that, in total, the market represents a $3.5 billion opportunity that has only begun to be penetrated.

*Source: Data from D.H. Blumberg, and MDSI estimates

Growth Strategy

MDSI is executing on several growth strategies:

Broaden the Product Footprint

- Double MDSI's potential user base by addressing needs of additional work crews, including inspection, maintenance and construction. MDSI expects to achieve this goal through product development, acquisitions and partnering

Increase Penetration of Existing Markets and Enter New Markets

- Increase penetration of Europe, Middle East and Africa through enhanced sales and marketing effort
- Enter Asia Pacific market through development of channel partnerships
- Increase penetration of "Tier 1" accounts, each with 10,000+ potential users
- Upgrade 50+ customers still using earlier product versions
- Expand into additional field service markets

Productize Advantex

- Continue to enhance "Advantex in a Box" off-the-shelf solution for improved margins and more effective channel partner relationships.

Analysts Following MDSI

CIBC World Markets
Paul Lechem
416-956-6429

National Bank Financial
Deepak Chopra
416-869-8049

Northern Securities
Robert Bruggeman
416-644-8146

Pacific International Securities Inc.
Glen Tracey 604-664-2967

Head Office: MDSI Mobile Data Solutions Inc., 10271 Shellbridge Way, Richmond BC V6X 2W8

MDSI
Experience. The Mobile Workforce Advantage.™